Titan Global Holdings, Inc.
1700 Jay Ell Drive, Suite 200
Richardson Texas, 75081
Tel: (972) 470-9100

September 17, 2007

VIA ELECTRONIC SUBMISSION

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Registration Statement on Form SB-2
for Titan Global Holdings, Inc. (the “Company”)
Filed March 8, 2007
File No. 333-141143

Ladies and Gentlemen:

The Company hereby respectfully requests pursuant to Rule 477 under the Securities Act of 1933, as amended, that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal by the Company of its Registration Statement on Form SB-2 filed with the Commission on March 8, 2007 (File No. 333-141143) (the "Registration Statement"). No securities were offered or sold pursuant to the Registration Statement.

The Company requests this withdrawal because it has elected not to proceed with the registration of the securities included therein at this time. Please apply the Company’s filing fee to its account with the Commission.

If you have any questions concerning this matter, please contact Marcelle S. Balcombe at (212) 930-9700.

Thank you for your assistance in this matter.

Titan Global Holdings, Inc.

By:  ____/s/ R. Scott Hensell____________
    R. Scott Hensell
    Chief Financial Officer